# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Rezolve AI Ltd, CIK 0001920294
CUSIP: G75398100
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: 21 Sackville Street, London, United Kingdom (X0), W1S 3DN
Date of event which requires filing of this statement: 08/15/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001267620

## Reporting persons
- Brooks Phillip Victor Newmark: type of reporting person: individual (IN); citizenship or place of organization: United Kingdom (X0); sole voting power 24,370,676; shared voting power 0; sole dispositive power 24,370,676; shared dispositive power 0; aggregate amount beneficially owned 24,370,676 (11.7% of the class)

## Item 1. Issuer
Name of issuer: Rezolve AI Ltd
Address of issuer's principal executive offices: 21 Sackville Street London, UK, W1S 3DN

## Item 2. Person Filing
Name of person filing: Brooks Phillip Victor Newmark
Address of principal business office or, if none, residence: 91 Eaton Terrace, London, United Kingdom SW1W 8TW
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 24,370,676
Percent of class: 11.7
Sole power to vote or to direct the vote: 24,370,676
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 24,370,676
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Brooks Phillip Victor Newmark: /s/ Brooks Phillip Victor Newmark, Self (03/12/2025)